Filed pursuant to Rule 424(b)(5)
Registration No. 333-158408

PROSPECTUS SUPPLEMENT
(To prospectus dated April 3, 2009)

Dividend Reinvestment and Stock Purchase Plan

2,000,000 Shares of Common Stock

We offer you the opportunity to participate in our Dividend Reinvestment and Stock Purchase Plan, or “DRIP.” The DRIP provides a simple and convenient method for our stockholders to invest cash dividends and optional cash payments in shares of our common stock, without payment of any brokerage commissions, fees or service charges. Beneficial owners of our common stock whose shares are registered in names other than their own, by brokers, banks or other nominees, may join the DRIP by having the shares they wish to enroll in the DRIP transferred to their own names or by arranging for the holder of record to join the DRIP.

You may purchase shares of common stock by:

•	having the cash dividends on all or part of your shares of common stock automatically reinvested;

•	receiving directly, as usual, cash dividends, if and when declared, on your shares of common stock and investing in the DRIP by making optional cash payments of $25 to $10,000 per month; or

•	investing both your cash dividends and your optional cash payments.

You may participate in the DRIP by completing an authorization card and returning it to Wells Fargo Shareowner Services at the address set forth in this prospectus supplement.  Stockholders who are participants in the DRIP may terminate their participation at any time. Stockholders who are not participants in the DRIP and who do not want to become participants need do nothing and will continue to receive their cash dividends, if and when declared, as usual.

Our common stock is listed on the New York Stock Exchange under the symbol “HIW.”

You should carefully read and consider the risk factors included in this prospectus and in our periodic reports and other information that we file with the SEC before you invest in our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 4, 2010.

AMENDED DESCRIPTION OF THE DRIP

The amended terms of our DRIP are set forth below in question and answer format.  The information set forth below is intended to amend, in each case to the extent the context requires, only those questions/answers as originally set forth in the prospectus.  All other questions/answers originally set forth in the prospectus are unchanged.

4. Who administers the DRIP?

Effective February 4, 2010, the Plan is administered by Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A.

Any questions or correspondence should be directed to:

Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856

Certified/Overnight Mail:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

General Information:
Toll Free Telephone: 1-800-468-9716
Telephone: 651-450-4064 (outside the United States)
Fax: 651-450-4085

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 7:00 a.m. to 7:00 p.m., Central Time, Monday through Friday.

Internet:
General Inquiries - www.wellsfargo.com/shareownerservices
Account Information - www.shareowneronline.com

6. How do I participate in the DRIP?

You may also participate by telephone or internet enrollment.

9. How do I change my investment options?

You may also change your reinvestment option by telephone or internet.

13. How are optional cash payments made?

You may also make optional cash payments by automatic cash withdrawal from your checking or savings account each month, thus eliminating the need to write and mail checks.  To take advantage of this feature, enroll through the internet or complete the appropriate section on the authorization card.  Enrollment or changes must be received 15 business days prior to the scheduled investment date for automatic cash withdrawal.  Automatic cash withdrawals are made from checking and savings accounts on the 20th of each month.  If the 20th is not a business day, cash will be withdrawn on the next business day.  The minimum withdrawal amount is $25.00 and the maximum aggregate investment during any month is $10,000.00.

Your bank statement will show the details of each automatic cash withdrawal and you can stop the automatic cash withdrawal by telephone, internet, or writing to the DRIP administrator.

The DRIP administrator is authorized to choose a broker/dealer, including an affiliated broker/dealer, at its sole discretion to facilitate purchases and sales of common stock for you.  The DRIP administrator will furnish the name of the registered broker/dealer, including any affiliated broker/dealer, utilized in share transactions within a reasonable time upon written request from you.

Optional cash payments received by the DRIP administrator in advance of a Plan purchase date may be invested by the DRIP administrator in certain Permitted Investments.  For purposes of this Plan, “Permitted Investments” shall mean any money market mutual funds registered under the Investment Company Act (including those of an affiliate of the DRIP administrator or for which the DRIP administrator or any of its affiliates provides management advisory or other services) consisting entirely of (i) direct obligations of the United States of America; or (ii) obligations fully guaranteed by the United States of America.  The risk of any loss from such Permitted Investments shall be the responsibility of the DRIP administrator.  Investment income from such Permitted Investments shall be retained by the DRIP administrator.

14.  What kind of reports will be sent to me?

You will be sent a statement of your account reflecting any change in your account balance.

26. What are our responsibilities and the responsibilities of the DRIP administrator under the DRIP?

The DRIP administrator undertakes to perform such duties and only such duties as are expressly set forth within this Supplement and unchanged provisions within the Plan Prospectus, to be performed by it, and no implied covenants or obligations shall be read into this Plan against the DRIP administrator or us.

Except for negligence or willful misconduct on its part, the DRIP administrator, whether acting directly or through agents or attorneys, shall not be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of its duties hereunder.  The DRIP administrator shall not be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), unless the loss or damage is the result of negligence or willful misconduct on its part or in the event the DRIP administrator has been advised of the likelihood of such loss or damage and takes no action within its control and within acceptable industry practices. The DRIP administrator shall: (i) not be required to and shall make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.

The DRIP administrator shall not be responsible or liable for any failure or delay in the performance of its obligations under this Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the DRIP administrator shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Effective February 4, 2010, Plan fees are noted below:

Certificate Issuance	Company paid
Certificate Deposit	Company paid
Investment Fees
Dividend reinvestment service fee	Company paid
Optional cash investment service fee	Company paid
Automatic withdrawal service fee	Company paid
Purchase commission	Company paid
Sale Fees
Service fee	$15.00 per transaction
Sale commission	$0.10 per share
Direct deposit of net sale proceeds	$5.00 per transaction
Fee for Returned Check or Rejected Automatic Bank Withdrawal	$25.00 per item
Prior Year Duplicate Statement	$15.00 per year